Michelle S. Mapes, Partner DIRECT 402.964.5091 · FAX 402.964.5050 · michelle.mapes@huschblackwell.com 1620 Dodge Street, Suite 2100 · Omaha, Nebraska 68102 www.huschblackwell.com

August 1, 2008

VIA EDGAR

Ms. Era Anagnosti

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC  20549

Re:	Green Plains Renewable Energy, Inc.
Registration Statement on Form S-4 Filed on June 24, 2008 File No. 333-151900

Dear Ms. Anagnosti:

We have set forth below the responses of Green Plains Renewable Energy, Inc. (“GPRE” or the “Company”) to the comments contained in the comment letter dated July 21, 2008 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company is concurrently filing via EDGAR Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”).  The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.  To expedite your review, we are also sending you copies of the Registration Statement marked to show changes from the filing on June 24, 2008.  All page references in the Company’s responses are to the marked copies of the Registration Statement, not the EDGAR view.  Certain page numbers have changed from the initial filing.  For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.

General

1.        Please provide us supplementally with copies of all materials prepared by your financial advisor and shared with the board of directors and its representatives.  In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials.  We may have further comments after we review these materials.

These materials have been provided to the Staff in hard copy under separate cover.  The Company has separately requested confidential treatment for such materials.

2.        Please provide us supplementally with all financial information including financial forecasts relating to performance prepared by GPRE, VBV or their financial advisors or affiliates and given or made available to the other party or its representatives.

These materials have been provided to the Staff in hard copy under separate cover.  The Company has separately requested confidential treatment for such materials.

3.        We note that information is omitted throughout the registration statement that is not Rule 430A information.  To the extent practicable, complete the information before amending the registration statement.

To the extent practicable, the omitted information has been included in Amendment No. 1.

4.        Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

The Company has ensured compliance with Rule 3-12 of Regulation S-X.

5.        We note that you filed a current report on Form 8-K on July 10, 2008 regarding the completion of the first grind at the Superior plant.  Please revise the registration statement to reflect the start-up of the Superior plant’s operations.

The Registration Statement has been revised throughout, where appropriate, to reflect this information.

6.        If you choose a shortened name or abbreviation, ensure its meaning is clear from the context.  For example, the use of the acronyms “GLC”, “GPGC” and “GPG” is confusing and most of the time it is difficult to understand which entity the acronyms reference.  Please refer to Rule 421(b) of the Securities Act of 1933.  Further, clarify in the filing which entities are implied by the use of the defined term “Companies.”

For clarity, GLC has been changed to Great Lakes, and GPGC has been changed to GP Grain.  The use of GPG has been eliminated as unnecessary. Additional information has been included throughout to clarify “Companies.”

7.        We note that some of the comments we raise below also relate to other parts of the proxy statement/prospectus.  Please make conforming changes to other sections of the filing.

Conforming changes have been made where applicable in Amendment No. 1.

Shareholders’ Letter

8.        The purpose of the letter is to provide the voting shareholders with a simple and a clear explanation of the contemplated mergers.  Given the complexity of the structure of the proposed transaction and the various parties involved, the lack of plain English disclosures makes your current disclosure quite dense and difficult to understand.

•      In accordance with Rule 421 of the Securities Act of 1933 and Rule 14a-5(a) of the Exchange Act of 1934, please revise your disclosure to describe the proposed transaction in plain English.

•      Since you estimate that, immediately after the completion of the mergers and the Stock Purchase, the former VBV, EGP and IBE unit holders will own approximately 68.3% of the outstanding shares of GPRE common stock, and GPRE will be a minority stakeholder of EGP and IBE, please clarify that the VBV merger would constitute a change in control for GPRE, with a significantly dilutive effect on the existing GPRE shareholders.

The surviving entities in the EGP and IBE Mergers will be indirect, wholly owned subsidiaries of GPRE.  Otherwise, the Shareholders’ letter has been revised as requested.

•      Prominently disclose that the exchange ratio is fixed and cannot be adjusted regardless of GPRE stock price changes, or otherwise.  Further, please disclose the value of the Collective Consideration based on the fixed exchange ratio at the time of the signing of the merger agreements and as of the most recent practicable date.

•      Clarify that the Stock Purchase is an unregistered sale of GPRE securities done on a private placement basis.

The Shareholders’ letter has been revised as requested.

9.        Please indicate the percentage of GPRE shareholders that have already indicated support for the merger.  If passage is assured, please clearly disclose.  Further indicate whether a simple majority must be achieved.

Disclosure that approximately 29% of GPRE shareholders have indicated support and the vote required have been included.  As passage is not assured, this disclosure has not been included.  The vote required has also been added where appropriate.

10.      Please disclose the tax consequences to shareholders on the cover of your proxy statement/prospectus.  It is unclear from your disclosures whether the VBV merger is supposed to be a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986.

The cover has been revised to disclose, and the disclosure in the Registration Statement generally has been revised to clarify, the tax consequences of the VBV Merger.

•      If the VBV merger is intended to be a tax-free reorganization, that is deemed to be a material tax consequence and you must provide an opinion of counsel or that of an independent public or certified accountant.  Please disclose and identify the counsel or CPA who is rendering the opinion at each place in the prospectus where you discuss the tax consequences and disclose what their opinion is, i.e., that the merger will be a tax-free reorganization.  Please delete all statements that “you intend” for the merger to be treated as a reorganization.  Please file the opinion as an exhibit in accordance with Item 601(b)(8) of Regulation S-K.

We have updated the disclosure in the Registration Statement to clarify the tax treatment of the VBV Merger.  Concurrently with the filing of the Registration Statement, the opinion of Stoel Rives LLP regarding the tax treatment of the VBV Merger has been filed as an exhibit in accordance with Item 601(b)(8) of Regulation S-K.

•      Please include appropriate risk factor disclosure disclosing what will happen in the event that the VBV merger does not qualify as a Section 368(a) reorganization.

The disclosure on page 22 has been revised to include this risk factor.

•      Your “Material U.S. Federal Income Tax Consequences of the Mergers” discussion on page 64 should not be limited only to the Subsidiary Holders, but to all Holders.  Please revise the first paragraph of your disclosure accordingly.

The disclosure on page 73 has been revised accordingly.

Questions and Answers, page 1

11.      To the extent that you ask a question, your answers should actually respond to that question.  For example, when you ask “Why am I receiving this proxy statement/prospectus?” your answer should respond to the question directly and not provide a long explanation of the structure of the merger, then the actions which the shareholders have to vote upon, and then address the question itself.

Certain questions and answers have been revised for additional clarity.

•      Please consider revising the order of the questions and answers by first addressing questions related to the mergers by characterizing the nature of the mergers (i.e. acquisition by VBV, merger of equals, ect.), including without limitations, questions related to why the company’s board is proposing the mergers, what the VBV merger consideration is, the effect that the mergers will have on the existing stockholders of GPRE, and then addressing questions related to why the shareholders are receiving the proxy statement/prospectus.

The order of certain questions and answers have been revised for additional clarity.

•      Further, to make the questions and answers portion of the proxy statement/prospectus effective in improving the shareholders’ understanding of the contemplated transactions, each question should address only one aspect of the contemplated transaction.  For example, the question “What will happen in the Mergers; what is the Stock Purchase?” should be broken in two different descriptive questions, each addressing the two issues separately.

Certain questions and answers have been revised in this manner for additional clarity.

12.      Please consider adding questions and answers regarding the conditions that are required to be fulfilled to complete the mergers, what constitutes a quorum for purposes of the special meeting of the shareholders and when the mergers will become effective (for example whether a merger certificate would have to be filed with the appropriate state agency).

Additional questions and answers are included to address these matters.

Questions and Answers about the Special Meeting of GPRE Shareholders, page 4

What will be voted on at the special meeting?, page 4

13.      We note that approval of the mergers, and in particular the VBV merger, is not listed as one of the proposals that the GPRE shareholders would have to vote upon.  Since the VBV merger constitutes a change in control for GPRE, please confirm that no shareholder vote is required for the approval of the mergers, or to the contrary, revise your disclosures accordingly.

The disclosure on pages 5, 46 and 48 has been revised to include a proposal for shareholder approval as required by IBCA 490.1104.

14.      Please expand your disclosure of the second proposal by identifying the provisions of the amended and restated articles of incorporation that are being amended.

Additional disclosure to the second proposal has been added on page 5.

Can I revoke my proxy or change my vote even after returning a proxy card?,

15.      Please clarify in your disclosure that either the notice of revocation or a validly issued later-dated proxy, as the case may be, must be received before the date of the special meeting.

The disclosure on page 6 has been clarified as requested.

What GPRE shareholder approvals are needed to complete the Mergers?, page 6

16.      Please clarify that the issuance of 17,139,000 shares of GPRE common stock in the mergers and the Stock Purchase require the affirmative vote of a majority of the shares cast a the special meeting when a quorum is present.

The disclosure on page 6 has been clarified as requested.

Summary, page 7

17.      In accordance with Rule 421 of the Securities Act of 1933 and Rule 14a-5(a) of the Exchange Act of 1934, please revise your disclosure to include a graphical presentation of the contemplated transaction, identifying all of the relationships among the parties to the mergers.

A graphical presentation has been added on page 11.

The Companies, page 7 VBV LLC, page 7

18.      Please disclose that VBV has no other operations and is a holding company for its subsidiaries if true.

We respectfully advise that VBV is not a holding company, but rather an operating entity that has employees, is party to numerous contractual arrangements, including various input, hedging and infrastructure contracts, and, through its employees, is actively involved in the management of various operational aspects of its two majority-owned subsidiaries, IBE and EGP.

Conditions to Completion of the Mergers, page 9

19.      Please discuss here the amendment and restatement of your articles of incorporation and amendment to the bylaws.  We note your discussion on page 46 regarding Proposal No.2.

Discussion has been added on page 10 and in other parts of the Registration Statement.

20.      Please briefly describe the facts under which you may waive the conditions to the mergers, and any circumstances under which you would re-solicit shareholders’ votes.

A description of these matters has been added on page 10.

Management After the Mergers, page 10

21.      Clarify whether the management of VBV, EGP and IBE will remain the same post mergers.

The requested clarification has been added to page 13.

Regulatory Approvals, page 12

22.      Please update your disclosure here concerning the expiration of the waiting period under Hart-Scott-Rodino.

The disclosure has been updated on pages 15 and 70.

Restrictions on the Ability to Sell GPRE Common Stock, page 12

23.      Since the shares issuable pursuant to this registration statement are freely transferable subject to the applicable rules governing shares held by affiliates and any existing contractual obligations restricting the transferability of the shares, it is unclear what is intended by the first sentence of this section.  Please explain or otherwise revise your disclosure to accurately describe the transferability of the shares issued after the effectiveness of this registration statement.

The first sentence has been deleted as unnecessary, and a corresponding change has been made on page 71.

24.      Please clarify that your disclosure at the end of the second paragraph relates to the $60 million share purchase by the Bioverda entities.

This disclosure does not just relate to the $60 million, but to all shares of GPRE held by these entities.  Additional words have been added for clarity.

Comparative Per Share Data, page 14

25.      Please advise why the pro forma basic and diluted earnings (loss) per share amounts for the year ended March 31, 2008 for Green Plains Renewable Energy, Inc. presented in the table on page 15 are not the same as the amounts reported on the pro forma statement of operations on page 88.  In a similar manner, it does not appear that the pro forma book value per share amount is calculated based on the amounts reported on the pro forma balance sheet.  Please advise or revise as necessary.

The disclosure has been revised in response to this comment on page 16.

26.      Your disclosures on page F-56 indicate that VBV LLC had 1,000 units issued.  In light of this, please help us understand how you arrived at the historical basic and diluted earnings (loss) per share amount of ($3,520.11).

The historical basic and diluted earnings (loss) per share are now included on the Pro Forma Statement of Operations.  The VBV net loss of $3,520,000 (rounded) was divided by the weighted VBV shares outstanding of 1,000 to arrive at the disclosed amount.  This revised disclosure has been added to page 18.

27.      Given the pro forma basic and diluted earnings per share amounts for the year ended March 31, 2008 of $0.05 and the exchange ratio of 7,498.369, it is not clear how you are arriving at the equivalent pro forma per share amount of $(475.13).  Please disclose the calculations used to arrive at the equivalent pro forma per share amounts pursuant to Item 3(f) of Part I.A. of the Form S-4.

The Comparative Per Share Data has been revised on page 18 and now reflects a pro forma loss of $0.01 per GPRE ($0.0091 before rounding).  That amount multiplied by the exchange ratio of 7,498.369315 equals a loss of $68.24, which is now included in the table.

28.      Please disclose that you are using an exchange ratio which does not include the impact of the 3,373,103 shares of Green Plains Renewable Energy, Inc. common stock issued to owners of the minority interests in Indiana Bio-Energy, LLC and Ethanol Grain Processors, LLC.

The disclosure has been revised in response to this comment on page 18.

GPRE Market Price and Dividend Information, page 15

29.      Please identify the date of the end of each quarter for which you are providing market price information.

The dates have been provided on page 18.

Risk Factors, page 17

30.      Each risk factor should address a distinct material risk which should be adequately described in the subheading of each risk factor.  We note the following as examples:

•      It is not clear how disclosure in the second risk factor on page 17 and the first risk factor on page 21 is responsive to each descriptive subheading. Further, your disclosure in the first bullet point of the risk factor “GPRE recently acquired GPG . . .” on page 27 is quite convoluted and unclear about the risk that you are trying to convey to the investors.

•      In the first risk factor on page 17, your disclosure does not quite address the reasons why change of the board composition may significantly impact the future operations of the combined company.  Your disclosure in the last paragraph of “The Companies’ business success is dependent on unproven management . . .” on page 23 addresses the risk more directly.

•      Risk factor disclosure should be concise and avoid lengthy discussions about the factors surrounding the risk.  Disclosure about the business of GPRE, VBV, EGP and IBE should be covered in the appropriate business sections of the proxy statement/prospectus.  We note that your disclosure in the risk factor “GPRE recently acquired GPG . . .” on page 27 in addition to being lengthy, it does not address the risks related to integration of GPG’s business into that of GPRE’s, but it rather focuses on the risks related to GPG’s business.

Please revise your risk factors to the extent necessary to improve the effectiveness of your disclosure, focus on individual risks and remove redundant disclosure.

The risk factors have been revised in response to these comments.

The Special Meeting of GPRE Shareholders, page 44
Expenses and Methods of Solicitation, page 45

31.      If Broadridge will act as a proxy solicitor on GPRE’s behalf, please make appropriate disclosures in the proxy statement/prospectus in accordance with Item 4(a)(3) of Schedule 14A.  We note that in your proxy card (Exhibit 99.1) the proxies may be mailed to the attention of Broadridge.

Broadridge will assist in tabulating the votes but they will not act as a proxy solicitor.

The Mergers, page 49

32.      Your disclosures starting on page 49 through page 51 (not including the Background of the Mergers discussion on page 51) seem redundant with the Questions and Answers and the Summary sections of the proxy statement/prospectus, and do not convey to the voting shareholders any new material information regarding the mergers.  Please remove or tell us why the disclosures here are necessary.

The Questions and Answers and Summary sections of the proxy statement/prospectus provide information related to many areas of the document.  Accordingly, we think the disclosures now on pages 53-55, which are solely related to aspects of the mergers, are appropriate and important to capture that specific information in one place.  These disclosures also provide additional cross-references to more detailed disclosures.  In addition, these disclosures provide certain expanded and additional information not included in the Summary, which we feel is appropriate to include.

Background of the Mergers, page 51

33.      Your disclosure throughout this section does not describe in sufficient detail GPRE’s and VBV’s strategic views of the business and the status of the market at the time of the parties’ initial meeting, or any other discussions regarding possible strategic alternatives with third parties and the reasons why those discussions were terminated.  Please revise your disclosures accordingly.

The disclosure has been modified beginning on page 55.

34.      Please disclose the reasons that GPRE’s board decided to explore strategic acquisitions resulting in the November 8, 2007 conference call with Messrs. Beck and Gillis of VBV.  Also, please make sure to address the rationale and structure for the merger and whether other alternative structures were considered.  For example, we note that during the February 6, 2008 meeting the parties discussed the general business philosophy and objectives of a potential combination; however, you do not discuss what they were.

The disclosure has been modified beginning on page 55.  We note that new disclosure regarding the parties’ business philosophies and objectives has been added at the beginning of the discussion and was not repeated in the discussion of the February 6, 2008 meeting.

35.      Please describe the issues discussed and the positions taken by the involved parties at each meeting.  For example, refer to your disclosure for each of the meetings taken place during the months of January through March, 2008.

The disclosure has been modified beginning on page 56.

36.      Please clarify, and, to the extent necessary, supplement, your disclosures regarding the activities, meetings and discussions that took place, if any, between the November 8, 2007 conference call and the January 3, 2008 meeting.

The disclosure has been modified on page 56.

37.      Please revise to discuss in reasonable detail the negotiation of the material terms of the merger agreements (including the management of the company), the shareholders agreement, the lock-up agreement and the registration rights agreement.  Your disclosure should explain how the parties arrived at the exchange ratio, the break-up fee, and other material terms of the transaction.

The disclosure has been modified beginning on page 57.

38.      Please explain what XMS is and its role in the transaction.

The disclosure has been modified beginning on page 56.

GPRE’s Reasons for the Mergers, page 55

39.      Please briefly summarize and disclose the board’s analysis for each material factor, including a discussion on how the mergers would contribute to the combined enterprise’s becoming the “lowest-cost producers of ethanol.”

The disclosure has been modified beginning on page 61.

40.      You list as one of the benefits of the mergers the creation of synergies “by combining additional ethanol production facilities while eliminating duplicative functions.” Further, it appears that one of the cited reasons for the combination was the geographic diversity of GPRE, EGP and IBE.  Please disclose what “additional ethanol production facilities” you are referring to in your disclosure and describe the synergies you anticipate.

The disclosure has been modified on page 62.

41.      Further, we note that in a May 2008 press release related to the announcement of the mergers (see Market Wire online), it is stated that “[t]he proposed merger is expected to be accretive to Green Plain’s earnings beginning in fiscal year 2009.”  To the extent applicable, please include appropriate disclosure in the proxy statement/prospectus and discuss what amount the board considered to be accretive to earnings.

The disclosure has been modified on page 62.

Opinion of Financial Advisor, page 56

42.      Please clarify whether the fairness opinion addresses the fairness to GPRE stockholders.  If not, please disclose why you did not obtain such an opinion.

The opinion obtained by the board does not address the fairness to GPRE shareholders since no consideration is being received by shareholders and GPRE will remain in tact following the transaction.  Corresponding disclosure has been added at page 63.

43.      To the extent applicable, please disclose whether Duff & Phelps received any instructions by the company or VBV on how to use or rely upon the various projections and financial forecasts used by Duff & Phelps in rendering its fairness opinion.

Duff & Phelps did not receive any such instructions.

44.      For each analyses, please disclose how Duff & Phelps considered the result in its determination that the consideration was fair, i.e., in comparison to the total equity value of $102 million.  We especially note that the equity value ranges in some of the analyses exceed the merger consideration.

Based on the various analyses employed, Duff & Phelps selected an overall concluded value range in which to assess the overall fairness of the transaction.  The text that currently exists in the Registration Statement summarizes Duff & Phelps’ position as follows:  “In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.  Several analytical methodologies were employed by Duff & Phelps in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps, therefore, is based on the application of Duff & Phelps’ own experience and judgment to all analyses and factors considered by Duff & Phelps, taken as a whole.”

45.      In the third paragraph on page 57 you disclose that the summary of Duff & Phelps’ analysis “. . . does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps.”  Please revise your disclosure to clarify in your proxy statement/prospectus that your summary describes the material information in Duff & Phelps’ opinion, the material analyses performed and the material factors considered by Duff & Phelps.

The third sentence in the third paragraph on page 64 has been revised as follows:  “While this summary describes the material information in Duff & Phelps’ opinion, the material analyses performed and the material factors considered by Duff & Phelps, it does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps”.

46.      Since VBV is not a reporting company, please disclose what are the “certain” financial statements and other financial and operating data concerning VBV that Duff & Phelps reviewed and considered prior to rendering its opinion.

The disclosure on page 64 has been revised to insert the following text in place of the existing sentence:   “Certain internal financial statements and other financial and operating data concerning GPRE, and certain financial statements and other financial and operating data concerning VBV, including, among others, unaudited consolidated financial statements for VBV for the twelve month period ended December 31, 2007 and unaudited consolidated income statements and balance sheets for VBV for the three month period ended March 31, 2008 and the prior year period, which GPRE and VBV have respectively identified as being the most current financial statements available”.

Discounted Cash Flow Analysis, page 59

47.      Please disclose here the projected cash flow data used in Duff & Phelps analysis and the underlying estimates and projections upon which they were based.  Further, please disclose how the discounted rate of 10%-11% was determined.

Given that the combined entity will be a publicly traded company following the transaction, the company adheres to a policy of not disclosing financial projections.  Additional disclosure on page 67 has been made as follows:   “The discount rate is an estimate of VBV’s weighted average cost of capital, which incorporates a target capital structure and required equity rates of returns derived from the companies in the selected public company analysis and an estimate of the long term cost of debt for VBV based on the target capital structure.  The discount rate reflects the relative risk associated with the projected free cash flow as well as the rates of return that security holders could expect to realize on alternative investment opportunities”.

Selected Public Companies’ Analysis,  page 60

48.      Please disclose how Duff & Phelps selected the companies used in this method of analysis and whether any companies meeting its criteria were excluded from the analysis and the reasons for doing so.

The following disclosure has been added on page 67 to describe the search for selected public companies undertaken by Duff & Phelps.  “For purposes of its analysis, Duff & Phelps selected these companies for its selected public company analysis based on its experience with companies in the ethanol industry and the selected public companies’ relative similarity in business mix to that of VBV.  After initially identifying Panda Ethanol Inc. as part of its’ public company search, Duff & Phelps chose not to utilize it as part of its analysis due to differences in stage of business development and level of trading activity.”

49.      Please disclose the valuation multiples applied by Duff & Phelps in its analysis. We note your disclose in the paragraph directly following the table of Valuation Multiples.

Duff & Phelps selected multiples of projected FY2009 (year-ending March 31, 2009) nameplate capacity and projected FY2010 (year-ending March 31, 2010) EBITDA.  Given that the combined entity will be a publicly traded company following the transaction, the company adheres to a policy of not disclosing financial projections.  Revealing what Duff & Phelps selected in terms of FY2010 EBITDA could allow viewers of this filing to derive an estimated FY2010 EBITDA figure.  Therefore, Duff & Phelps does not think that it is prudent to reveal selected multiples of FY2010 EBITDA.  The following sentence has been added to page 68 regarding the selected multiple range for FY2009 nameplate capacity:  “As part of its’ selected public company analysis, Duff & Phelps selected a multiple range of $1.35 - $1.60 per gallon of projected FY2009 nameplate capacity”.

Selected M&A Transactions’ Analysis, page 60

50.      Please disclose how Duff & Phelps selected the most relevant transaction.  Please disclose the transactions which originally met its criteria and which were later excluded from the analysis and the specific reasons for doing so.

Beginning with the second sentence in the last paragraph on page 68, the following modifications have been made:  “Duff & Phelps searched for merger and acquisition transactions announced since January 1, 2005 in which the target company operated in the ethanol and/or biofuels industry.  After selecting a preliminary set of merger and acquisition transactions and considering the recent changes in the ethanol industry and lack of meaningful valuation metrics for these transactions, Duff & Phelps selected the VeraSun Energy acquisition of US BioEnergy as the most relevant transaction.

Duff & Phelps believes that no selected transaction used in their analysis is directly comparable to the merger of GPRE and VBV.

Duff & Phelps’ preliminary set of transactions consisted of the following transactions:

Acquirer	Target	Announcement Date
VeraSun Energy	US BioEnergy Corp.	11/29/07
VeraSun Energy	ASAlliances Biofuels LLC	07/22/07
The Carlyle Group	PQ Corporation	05/31/07
US BioEnergy	Millenium Ethanol	05/31/07
Airgas Inc.	Linde Group, Majority of U.S. Pkgd Gas	03/29/07
Advanced Bioenergy	Heartland Grain Fuels	11/08/06
Citigroup Venture Capital	MacDermid Inc.	08/31/06
Croda International plc	Uniqema Nederland BV	06/29/06
Thomas H. Lee Partners	Hawkeye Renewables	05/11/06
Sun Capital Partners	Noveon Inc., Food & Industrial Specialties	03/16/06
Texas Petrochemicals	Huntsman Corp, US Butadiene & MTBE	02/24/06
Israel Chemicals, Ltd.	Astaris LLC	09/01/05
Crompton Corp	Great Lakes Chemical Corp.	03/09/05

51.      Please explain how the implied valuation multiple of AEV to projected capacity for the Verasun/US BioEnergy transaction was considered to “check the reasonableness of Duff & Phelps’ selected multiples” chosen as part Duff & Phelps’ prior analyses.

Given the estimated multiple of $1.51 per gallon of nameplate capacity and among other reasons, Duff & Phelps considered its selected multiple of $1.35-$1.60 projected FY2009 nameplate capacity to be reasonable.  Additional disclosure has been added to page 69 to note Duff & Phelps’ selected range of $1.35-$1.60.

Summary of Analysis, page 61

52.      Please explain why Duff & Phelps is basing the aggregate consideration on a price of $9.15 per share representing the GRPE closing price on May 1, 2008 and not on the date when the fixed exchange ratio was determined.

In order to prepare the fairness analysis presentation to the Board of GPRE, Duff & Phelps utilized a GPRE share price as of May 1, 2008 ($9.15 per share).  The S-4 filing described the analysis that is consistent with the analysis that was presented to the Board of GPRE on May 6, 2008.  The number of GPRE shares to be issued to acquire VBV did not change between May 1, 2008 and the May 6, 2008.  In order to be clear as to what the share price was as of May 6, 2008, additional disclosure has been added to page 18 that states that the GPRE closing share price on May 6, 2008 was $9.07.

Ownership of GPRE Common Stock by GPRE Directors and Executive Officers, page 63

53.      Please quantify the benefits that the executive officers and directors will receive as a result of the transactions on an individual basis in tabular form.  Disclose the exercise price for all executive officer options that will fully vest.  Consider individually listing the number of shares vested as a result of the change in control event, related to each executive officer or director affected, as appropriate.

The only officer which will benefit as a result of the change of control is Mr. Peters, and corresponding disclosure has been added to page 72.

The Merger Agreements, page 69

54.      Please revise the last sentence of the second paragraph to remove any implication that shareholders do not have rights relating to the summary of the merger agreements in your filing.  In this regard, please be advised that shareholders are entitled to rely solely on the disclosure in your filing.

The last sentence of the second paragraph has been deleted on page 80.

55.      Please provide us supplementally with a list that briefly identifies and summarizes the contents of the disclosure schedules for each merger agreement.

This list has been provided to the Staff in hard copy under separate cover.  The Company has separately requested confidential treatment for such materials.

Conditions to the Completion of the VBV Merger,  page 77

56.      Please briefly describe the nature of any required consents or approvals that you refer to in the second bullet point.  Please highlight any consents that are material.

This disclosure has been added on page 88.

57.      Please disclose the officers of GPRE whom are required to resign prior to the effectiveness of the VBV merger.  Your “Management After the Mergers” discussion on page 10 seems to indicate that, other than Mr. Hoovestol’s departure within 12 months of the mergers closing and Mr. Becker’s new position with the company, there would be no other changes to GPRE’s management team.  Please explain.

This disclosure has been added on page 88.

The Shareholders’ Agreement, page 82

Registration Rights, page 82

58.      Please clarify here that that the term “registrable securities” relates to the 10 million shares of GPRE’s common stock that the Bioverda entities will receive in accordance with the Stock Purchase.

We have revised the disclosure on page 94 to clarify that the term “registrable securities” relates to any shares of GPRE held by the parties to the agreement,

which includes the 10 million shares of GPRE common stock that the Bioverda entities will receive in accordance with the Stock Purchase.

Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes Thereto

Basis of Presentation, page 86

59.      Please expand your explanation of the accounting for the mergers to discuss how you determined it was appropriate to treat VBV LLC as the accounting acquirer pursuant to paragraphs 15 through 19 of SFAS 141.  Please disclose what consideration was given to each of the factors listed in these paragraphs to reach your conclusion.  Please also expand your discussion to disclose the impact that the reverse merger will have on your financial statement presentation, including that subsequent to the merger the historical financial statements presented for periods prior to the merger will be those of VBV LLC.

The requested changes have been incorporated into the first paragraph of this section on page 98.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 87

60.      Please separately present each component of stockholders’ equity on the face of your pro forma balance sheet.  Please also present the historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

The requested changes have been incorporated into the Unaudited Pro Forma Condensed Combined Balance Sheet on page 99.

61.      It is not clear whether you have included pro forma adjustments to stockholders’ equity to reflect the reverse merger.  Specifically, a reader currently cannot easily see whether you have eliminated the retained earnings of Green Plains Renewable Energy, Inc. as well as retroactively restated (similar to a stock split) the stockholder’s equity of VBV LLC for the equivalent number of shares received in the merger with any difference in par value offset to additional paid-in-capital.  Please advise or revise as necessary.

With the additional information presented regarding stockholders’ equity (see response to No. 60) the reverse merger accounting is more readily apparent.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

62.      Given that the fiscal year end of Green Plains Renewable Energy, Inc. is November 31, 2007, please clearly show and explain how you arrived at the Green Plains Renewable Energy, Inc. amounts reflected on the pro forma statement of operations.  Please refer to Rule 11-02(c)(3) of Regulation S-X.

Additional information has been provided regarding the impacts of the reverse merger accounting (see response to No. 59) that describes the change in the Company’s year end to March 31.  Also the column heading for GPRE on page 100 has been modified to indicate the amounts are for the “Twelve Months Ended February 29, 2008” rather than the “Fiscal Year” to avoid confusion and provide greater consistency.

63.      Adjustment (e) appears to reflect estimated interest earned on the $60 million that will be received in the stock purchase agreement.  We remind you that it generally is only appropriate to disclose estimated interest income earned from the use of proceeds from an offering or asset sale in the notes to the pro forma financial statements instead of as an adjustment on the face of your pro forma financial statements.  In this regard, please remove this adjustment from the face of the pro forma statement of operations.

The statement on page 102 has been modified to eliminate adjustment (e).  Footnote disclosure has been added accordingly on page 100.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2.  Pro Forma Adjustments, page 89

64.      Please show precisely how you arrived at each adjustment amount in a note to the pro forma financial statements.  This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.  For example for adjustment (d), you should show the calculation used to arrive at the depreciation adjustment amount.  This should include the specific asset categories the adjustment related to and the corresponding useful lives.

The notes have been modified beginning on page 101 to more precisely reflect the determination of the adjustments along with significant assumptions and estimates.  Please note, however, to avoid confusion the specific fair market values of the assets were not separately disclosed because the sum of the fair values of acquired assets exceeded the cost, resulting in a pro rata reduction as described in Paragraph 44 of SFAS No. 141.

65.      Please disclose in the footnote to adjustment (g) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

The notes have been modified on page 102 to disclose the requested information.

66.      Please disclose the nature and terms of any contractual agreements, including management or cost sharing agreements, which will be in place subsequent to the acquisition. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable.

There are no contractual agreements that have a material effect on the Unaudited Pro Forma Condensed Combined Financial Statements.  Existing contractual agreements of the companies are disclosed elsewhere in the Registration Statement.

67.      Please clearly show in a note to the pro forma financial statements the components of the total purchase price and how you are arrived at the total purchase price.  This should include the value assigned to any noncash portions.  Please also present a breakdown of the purchase price allocation to clearly show the specific assets and liabilities to which the purchase price has been allocated and the corresponding amounts.

The notes have been modified beginning on page 101 to disclose the requested information.

68.      For adjustment (c), please clarify that this amount relates to the stock purchase agreement in which other entities will purchase 6,000,000 shares of your stock at $10.00 per share.  Please also clarify whether this $60 million is unconditional or whether this stock purchase agreement is contingent upon the occurrence of the merger.  If this $60 million is unconditional and not contingent upon the occurrence of the merger, please present the adjustments related to this stock purchase agreement in a separate column.

The notes have been modified on page 102 to disclose the adjustment related to the Stock Purchase.  As described in the Registration Statement, the Stock Purchase is contingent upon the Mergers.

69.      Please discuss the extent to which the total purchase price consideration could increase and the events or circumstances that would result in the amount increasing.  Please also disclose the maximum amount of any additional potential payments, if applicable.

Note 1 has been modified on page 101 to disclose the fact that the shares issued are fixed and not subject to further adjustment.

70.      Please disclose when you expect the purchase price allocation to be finalized.

Note 2 has been modified beginning on page 101 to disclose the requested information.

71.      Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary, in a note to the pro forma financial statements.  Please also disclose any shares not included for anti-dilution reasons.

The requested information has been added on page 102 as adjustment (h) in Note 2.

Management of the Combined Organization After the Mergers, page 99

Business Experience of Directors and Executive Officers, page 100

72.      To the extent that Mr. Crowley is self-employed or has been retired for the last five years, please disclose.  Otherwise, please provide his principal occupation and employment during the past five years.

Mr. Crowley’s biography has been updated on pages 117 & 118 to reflect his principal occupation and employment during the last five years.

Executive Compensation, Page 109

Compensation Discussion and Analysis, page 109

Performance/Bonus Award, page 110

73.      Please disclose whether any performance-based objectives were set for fiscal year 2007 and what those objectives were.

No specific performance objectives were set, and corresponding disclosure has been added to page 128.

Long-Term Incentive Compensation, page 110

74.      Please describe how the Compensation Committee measures an “individual’s actual and potential contributions to GPRE” in determining the number of shares and/or options to be granted to a named executive officer.  Please explain how the Compensation Committee measures GPRE’s overall performance.

The disclosure has been clarified on page 129.

75.      Please expand your discussion in the last paragraph of this subsection to disclose when the grants were issued, the type of the grants and the frequency of these grants.

The disclosure has been expanded on pages 128 & 129.

Summary Compensation Table, page 111

76.      We note your disclose in Footnote (2).  In accordance with Item 402(c)(2)(iii) of Regulation S-K, to the extent that the bonus has been earned, it should be reflected on the Summary Compensation Table.  Please revise by listing the specific dollar amount of the bonus earned by each named executive officer.

The disclosure has been modified on page 130.

77.      Information relating to “other compensation” should be covered under a separate footnote.  Please revise your disclosure to include a separate footnote to the “All other comp.” column incorporating information found in the second half of Footnote (4).

The disclosure has been modified on page 130.

Employment Arrangements, page 112

78.      In accordance with Item 402(b)(2)(xi) of Regulation S-K, please discuss here the options or restricted stock, as the case maybe, currently held by the named executive officers, that will fully vest upon the contemplated change in control event.

The disclosure has been modified on page 132.

79.      In the second paragraph on page 113, it is unclear what the sentence “[t]he GPRE Board at its discretion may increase or decrease the above compensation in the future” means. Please explain what “the above compensation” is referring to, as well as the role of GPRE’s board in making compensation decisions and the interplay between the board’s and the compensation committee’s powers in making compensation decisions.

The disclosure has been modified on page 132.

GPRE Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 126

General, page 126

80.      In light of the recent economic developments affecting food prices and the correlation of food price increases with the increased volume of corn-ethanol production, please revise your disclosure to address the impact that these developments may have on the price of corn and/or ethanol and on the corn supply.  Also, please consider discussing the effect that proposed government regulations and other legislative initiatives addressing food price increases may have on your business.  We note your risk factor disclosure on page 34.

The disclosure has been modified on page 147.

Information with Respect to VBV and the VBV Subsidiaries, page 136

Environmental and Other Regulatory Matters, page 138

81.      Please clarify which material permits have been obtained and which material permits are still pending regulatory approval.

The disclosure has been modified on page 164.

Financial Statements

VBV LLC

Consolidated Statements of Cash Flows, page F-48

82.      Please tell us whether any amounts included in accounts payable or accrued expenses as of March 31, 2007 or March 31, 2008 relate to construction in progress.  If so, please tell us what consideration you gave to this non-cash activity in your statements of cash flows. Please confirm that amounts included in retainage payable, accounts payable, and accrued expenses related to construction in progress are not reflected in your statements of cash flows until the amounts are paid.  Please also provide disclosures of all non-cash investing and financing activities as required by paragraph 32 of SFAS 95.

VBV’s Consolidated Financial Statements have been restated to reflect the non-cash activities in the financial statements related to construction in progress.  The restated statements of consolidated cash flows reflect retainage payable, accounts payable, accrued expenses and capitalized financing costs related to construction in progress as non-cash activities as required by paragraph 32 of SFAS 95.

Notes to the Consolidated Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Principles

Property and Equipment, page F-50

83.      You state that depreciation on construction of progress will begin upon commencement of operations at the plants.  Please disclose when you expect to commence operations.

The disclosure has been added at page F-64.

Note 2.  Long Term Debt

Representations, Warranties and Covenants, page F-54

84.      Please clearly disclose whether you are in compliance with all of covenants contained in the Loan Agreements.

The confirmation has been added to page F-70.

Note 6.  Related Party Transactions, page F-59

85.      Please separately present amounts related to related party transactions on the face of your balance sheets, statements of operations, or statements of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

The amounts have been added to the balance sheets on page F-59 and to the statements of operations on page F-60.

Part II

Indemnification of Directors and Officers, page II-1

86.      It appears that you have entered into indemnification agreements with each of your officers and directors.

•      Please briefly describe the materials terms of these agreements in this section.  Further, please file the form of indemnification agreement as an exhibit to the proxy statement/prospectus.

The disclosure has been added at pages II-1 and 136 and a form indemnification agreement has been filed as an exhibit.

•      Please describe the indemnity limitations imposed by the Iowa Business Corporation Act.  Please confirm that your articles of incorporation and bylaws do to not provide broader indemnification rights, or otherwise disclose what they are.

The disclosure has been added at page II-1.

Undertakings, page II-4

87.      It is unclear why you have included undertakings related to foreign private issuers (subsection (4) on page 1I-5) and the undertaking set forth in Item 512(g) of Regulation S-K (subsection (8) on page II-6).  Please remove or otherwise explain to us why they are required.

The undertaking with respect to foreign private issuers and the 512(g) undertaking in (8) have been removed.  Other undertakings have also been removed as they are not applicable.

Exhibit 5.1

88.      Please delete the assumption in the last sentence of the third paragraph regarding the form of certificate representing the common stock since the legal requirements of the certificate are encompassed by your opinion as to whether the shares are validly issued.

The opinion has been revised and refiled.

You may contact the undersigned at (402) 964-5091, Shari Wright at (816) 983-8165 or Dan Peterson at (314) 345-6246 if you have any questions.

Sincerely,

/s/ Michelle Mapes

Michelle Mapes